[LETTERHEAD OF DORSEY & WHITNEY LLP]
DANIEL M. MILLER
(212) 415-9308
FAX (212) 953-7201
miller.dan@dorsey.com
October 31, 2005
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Jeffrey B. Werbitt
Re:	Brookfield Homes Corporation Schedule TO-I Filed on October 14, 2005 File No. 005-78721
Dear Mr. Werbitt:
     On behalf of our client, Brookfield Homes Corporation (the “Corporation”), and pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, we enclose Amendment No. 1 to the Corporation’s Schedule TO, originally filed on October 14, 2005 (the “Schedule TO”). Reference is also made to the Staff’s letter of comments, dated October 26, 2005, with respect to the Schedule TO. This letter contains the Corporation’s responses, as told to us by representatives of the Corporation, to the comments contained in that comment letter. The Corporation’s responses are keyed to the headings and comment numbers contained in the comment letter.
Schedule TO
Offering to Purchase for Cash
Forward Looking Statements, page 5
1.	The offer states that Brookfield “undertake[s] no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.” This disclosure appears to be inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise and confirm your understanding.

The Corporation has advised us that it confirms its understanding of the Staff’s position and its disclosure obligations. The requested revisions have been made on page 5 of the Offer to Purchase included as an exhibit to the Schedule TO.

6. Certain Conditions of the Offer, page 19
2.	We note that you will terminate the offer in the event a condition is triggered, “regardless of the circumstances giving rise to any such condition.” Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please confirm your understanding of our position.

The Corporation has advised us that it confirms its understanding of the Staff’s position.

3.	We refer you to the disclosure in the last paragraph of this section that your failure at any time to exercise any of the rights described in this section will not be deemed a waiver of such rights and that each right will be deemed an ongoing right that may be asserted at any time and from time to time. This language suggests that even once a condition is triggered, the company can decide whether it is advisable to proceed with the offer. We agree. However, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. In addition, please be aware that once you waive an offer condition, you may not “reassert” that condition without formally changing the terms of your offer, which may require an extension of the offer and dissemination of additional offer materials. Please revise and confirm your understanding in your response letter.

The Corporation has advised us that it confirms its understanding of the Staff’s position. The requested revisions have been made on page 21 of the Offer to Purchase included as an exhibit to the Schedule TO.
Additional Comment
In connection with responding to our comments, please provide, in writing, a statement from Brookfield acknowledging that:
•	The issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The issuer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The requested statement has been supplementally provided to the Staff herewith.
*     *     *

     Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,
/s/ Daniel M. Miller
Daniel M. Miller

DMM/dmm
Enclosure
cc:	Ian G. Cockwell Shane D. Pearson Brookfield Homes Corporation

October 31, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Jeffrey B. Werbitt
RE:	Brookfield Homes Corporation Schedule TO-I Filed on October 14, 2005 File No. 005-78721
In connection with responding to comments from the Securities and Exchange Commission (the “Commission”), Brookfield Homes Corporation (the “Company”) acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours truly,
BROOKFIELD HOMES CORPORATION

/s/ SHANE D. PEARSON
Shane D. Pearson
Secretary
12865 Pointe Del Mar, Suite 200, Del Mar, California 92014